

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2007

Mr. Jack M. Laskowitz
Chief Financial Officer and Treasurer
Paradise, Inc.
1200 Dr. Martin Luther King, JR., Blvd.
Plant City, Florida 33563

> **Re: Paradise, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated September 14, 2007**
> **File No. 0-03016**

Dear Mr. Laskowitz:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. Please further modify the disclosures you have proposed in response to our prior comments, as indicated in the comment below, and file the amendments to your annual and interim reports at your earliest convenience.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

Controls and Procedures

2.   We have read your response to prior comment five and note that you have not fully complied with Item 307 of Regulation S-B which requires the conclusion on the effectiveness of your disclosure controls and procedures to be as of the end of the period covered by your report. As indicated previously, if you are unable to make the required disclosures because you did not perform the evaluation at the appropriate time or with the appropriate scope, please include an explanation along with your disclosure, describing the circumstances and your progress in resolving these matters. Please revise your first and second quarterly reports accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief